Exhibit 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:             Entrée Gold Inc. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of the shareholders of Entrée Gold Inc. held on June 26, 2014 in Vancouver, British Columbia.

MATTERS VOTED UPON		OUTCOME

1. To determine the number of directors at seven.		CARRIED on a show of hands
Proxy Vote Totals:	For	Against	% of Votes Cast For
	92,866,339	3,754,552	96.11

2. To elect the seven nominees set forth in the Company’s Information Circular for the annual general meeting to be held on June 26, 2014, as directors for the ensuing year.		CARRIED on a show of hands
Proxy Vote Totals:	For	Withheld	% of Votes Cast For
Lord Howard	72,249,335	1,937,637	97.39
James Harris	71,948,129	2,238,843	96.98
Gregory Crowe	72,090,879	2,096,093	97.17
Lindsay Bottomer	72,506,929	1,680,043	97.74
Mark Bailey	72,372,979	1,813,993	97.55
Alan Edwards	72,354,661	1,832,311	97.53
Gorden Glenn	72,333,210	1,853,762	97.50

3. To re-appoint Davidson & Company LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.		CARRIED on a show of hands

Proxy Vote Totals:	For	Withheld	% of Votes Cast For
	93,523,953	3,139,078	96.75

4. To pass an ordinary resolution approving
     the renewal of the Company’s Stock
     Option Plan (the “Plan”) and all
     unallocated options issuable pursuant to
     the Plan, and authorizing the Company to
     grant options under the Plan until June
     26, 2017.
		CARRIED on a show of hands

Proxy Vote Totals:	For	Against	% of Votes Cast For
	52,797,725	21,389,247	71.17

Yours truly,

ENTRÉE GOLD INC.

“Susan McLeod”

Susan McLeod
Vice President, Legal Affairs and Corporate Secretary